DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

August 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

RE: Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A of DWS Equity Sector Strategy Fund (formerly DWS Multi-Asset Growth Allocation Fund) (“Fund”), a series of Deutsche DWS Asset Allocation Trust (“Registrant”) (Reg. Nos. 033-86070; 811 08606)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) on the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on July 6, 2021. The Amendment was filed on behalf of the Fund on June 7, 2021, and has an effective date of August 9, 2021.

The Staff’s comments are restated below followed by the Fund’s responses.

1.	Comment: Please update the Fund’s series and class IDs on Edgar to reflect the new name of the Fund.

Response: The series and class IDs will be updated on the effective date of the Amendment.

2.	Comment: Please provide a completed fee table and expense examples before the effective date of the Amendment.

Response: The Registrant confirms that a completed fee table and expense examples for the Fund are set forth in the Fund’s prospectus, and were sent via email on August 2, 2021.

3.	Comment: Under “Principal Investment Strategies” please relocate the information about the S&P 500 Index that is currently contained in the final paragraph under “Main investments” as it does not describe a principal investment strategy of the Fund.

Response: The relevant paragraph has been relocated to the “Additional Index Information” section of the prospectus.

4.	Comment: Based on the disclosure it appears that the Advisor intends to generate total returns by correctly picking sectors to allocate to, instead of making active decisions with respect to companies in a particular sector. If true, please consider whether there is a clearer way to describe the strategy, including how sector views are formed & updated, and the risks and limits of the strategy. If there are any parameters around the size of the sector tilt relative to the index, those should be addressed as well.

Response: The Fund has modified its Item 4 and Item 9 disclosure accordingly.

5.	Comment: Under “Management process” please explain in the disclosure document in plain English what is meant by “a macro-minded and intrinsic valuation oriented framework.”

Response: The Fund has modified its Item 4 and Item 9 disclosure accordingly.

6.	Comment: The disclosure indicates that, as part of its investment process, the Advisor may consider information about ESG issues in its fundamental research process. As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of the principal investment strategies. Please either: (1) expand on the disclosure to address the specific E, S, and G factors considered - including the types of data and analysis reviewed - and how the factors relate to buy/sell decisions; or (2) relocate the disclosure to a more appropriate location.

Response: The Fund has modified its Item 4 and Item 9 disclosure accordingly.

7.	Comment: Please advise supplementally how derivatives will be valued for purposes of the Fund’s 80% policy.

Response: The Fund does not include derivative instruments in the calculation of the 80% investment policy.

8.	Comment: Please provide examples, in the “Management process” disclosure, of the optimization tools and other portfolio construction techniques that portfolio management might utilize.

Response: Portfolio management uses various commercially available tools that the Advisor does not want to name in the prospectus. We have added further disclosure regarding how such tools might be used.

9.	Comment: With respect to the use of derivatives, please specify the “other types” of derivatives the Fund may use as part of its investment strategy.

Response: The disclosure has been revised accordingly.

10.	Comment: Value investing risk is included under “Main Risks.” Please consider whether value investing is a principal risk or revise the disclosure accordingly.

Response: “Value investing risk” has been removed from Item 4 and Item 9.

11.	Comment: Note that “Active trading risk” is included under Item 9 disclosure but not under Item 4. Please reconcile the discrepancy.

Response: “Active trading risk” has been removed from Item 9.

12.	Comment: In the table under “Choosing a Share Class” consider including the bullet that was previously included under Class S regarding the limited availability of Class S shares.

Response: In light of the Fund’s policies, we believe the Fund’s current disclosure on this topic is appropriate and respectfully decline to modify the section as suggested.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Senior Counsel

Cc: John Marten, Esq., Vedder Price PC

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